Exhibit A

Ceragon to Build Advanced Wireless Communications Network for India’s Largest Exploration Company

March 19, 2014

Ceragon to Build Advanced Wireless Communications Network for India’s
Largest Energy Exploration Company

Full turnkey project, including Evolution™ Long Haul products, planning and installation services, is valued at several million US dollars

Paramus, New Jersey, March 19 , 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today announced that it was selected to design and build a high-capacity wireless backbone for India’s Oil and Natural Gas Corporation Limited (ONGC). The new network will be used to connect offshore and onshore sites and will replace existing VSAT infrastructure. Ceragon will provide its Evolution™ Long Haul solution along with a range of services including: site-survey, system design and engineering, project management and installation. The full turnkey project is valued at several million US dollars.

ONGC is India's largest oil and gas exploration and production company. It produces nearly 70% of India's crude oil and approximately 60% of its natural gas. The company plans to use Ceragon’s proven Evolution Long Haul solution. This advanced network will be used for mission critical applications such as SCADA (supervisory control and data acquisition) and video surveillance. In addition, it will enable ONGC to deliver corporate-wide IT services to all the sites, including SAP applications, internet access, emails and videoconferencing and more.

“More and more players in the oil and gas industry find that the limited bandwidth, high latency and availability of VSAT technology simply cannot support the range of value-add services they require,” said Ira Palti, president and CEO of Ceragon. “Our unique microwave solutions including specialized Offshore Radio Products and Stabilized antenna System (PointLink) for the offshore market are based on more than 30 years of experience in the oil and gas industry.

“By providing hundreds of Mbps, our systems allow exploration companies to enjoy secure, reliable and high-capacity communication at a much more favorable cost-per-bit. Coupled with Ceragon’s proven turnkey service and project management capabilities, blue-chip customers such as ONGC can benefit from a comprehensive offering that truly supports their business,” concluded Mr. Palti.

Ceragon to Build Advanced Wireless Communications Network for India’s Largest Exploration Company

March 19, 2014

About ONGC
ONGC’s market capitalization as on 6th January 2014, was INR 240,366 Crore (US$ 38.57 billion). It is the highest valued and highest profit making Government of India enterprise. During the financial year ended 31 March 2013, ONGC Group had produced 58.7 million tonne of oil and oil equivalent gas (mmtoe) (approx. 1.2 mmboe per day), Turnover of INR 165,849 Crore (US$30.45 billion) and profit after tax of INR 24,220 Crore (US$4.44 billion). ONGC Group had total oil and gas reserves of 1,759 mmtoe as on 31 March 2013.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 high-capacity wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Company Contact:	Media Contact:	Investor Contact
Yoel Knoll	Justine Schneider	Claudia Gatlin
Ceragon Networks	Calysto Communications	CMG International
Tel: +1-(201)-853-0271	Tel: +1-(404)-266-2060 x507	Tel. +1-(201)-853-0228
yoelk@ceragon.com	jschneider@calysto.com	ir@ceragon.com

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This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed public offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the cash requirements of our business and other risks detailed from time to time in our Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.